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July 20, 2018

VIA EDGAR AND HAND DELIVERY

Ms. Kate McHale

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F. Street N.E.

Washington, D.C. 20549

Re:	Stevens Holding Company, Inc.

Amendment No. 1 to Form S-4/S-1

Filed June 21, 2018 (File No. 333-224754)

Dear Ms. McHale:

On behalf of Stevens Holding Company, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to Form S-4/S-1 filed with the Commission on June 21, 2018 (“Amendment No. 1”) contained in your letter dated July 11, 2018 (the “Comment Letter”), set forth below are the Company’s responses to the Comment Letter. The Company’s Amendment No. 2 to Form S-4/S-1 (“Amendment No. 2”), which includes changes made in response to the comments of the Staff set forth in the Comment Letter and other changes that are intended to update, clarify and render more complete information contained therein, has been submitted to the Commission on the date hereof.

Ms. Kate McHale

July 20, 2018

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein shall have the same meaning set forth in Amendment No. 2.

General, page 1

1.	To the extent applicable, please address the comments as they relate to the Form S-4 and Schedule 14A filed by Altra Industrial Motion Corp. on June 21, 2018.

Response: The Company acknowledges the Staff’s comment and confirms that comments as they relate to the Form S-4 and Schedule 14A filed by Altra Industrial Motion Corp. on June 21, 2018 have been addressed.

Summary Comparative Historical and Pro forma Per Share Data, page 52

2.	We note your response to prior comment seven. As disclosed in the Explanatory Note and elsewhere in the filing, based on market conditions prior to the closing of the Merger, Fortive will determine whether the shares of Newco common stock will be distributed to the Fortive stockholders in a spin-off or a split-off. Please address the need to provide the requisite equivalent pro forma per share data for Fortive shareholders under a split-off scenario. It would appear that such information would be a meaningful part of their investment decision.

Response: In response to the Staff’s comment, in accordance with Item 3(f) of Form S-4, the requisite equivalent pro forma per share data has been included on page 52 of the prospectus.

Summary Historical and Pro Forma Financial Data

Summary Comparative Historical Pro Forma Per Share Data, page 52

3.	Please correct Altra’s March 31, 2018 historical quarterly dividend declared per share of common stock. Please address this comment as it relates to your disclosures on page 113.

Response: In response to the Staff’s comment, the requested corrections have been made on pages 52 and 113 of the prospectus.

4.	We note that you revised Altra’s pro forma dividends declared per share of common stock from $.30 per share in your original filing to $.66 per share for the year ended December 31, 2017 in this amendment. With regard to this change, please address the need to revise your pro forma financial information beginning on page 121 to reflect the approximate $23 million additional dividend payment related to the 35 million shares to be issued as consideration for the Merger. If you plan to maintain your historical annual $.66 per share dividend, please also address the need to expand your liquidity disclosures to address the impact of the additional annual dividend payments you will be required to make. Address this comment as it relates to Altra’s pro forma dividends declared per common share for the three months ended March 31, 2018.

Ms. Kate McHale

July 20, 2018

Response: In response to the Staff’s comment, the requested explanation has been added to page 129, Note (N) of the prospectus.

The Exchange Offer, page 81

5.	We have reviewed the responses provided in reply to our prior comment numbers eight and nine from our letter dated June 7, 2018. Please provide us with a brief explanation as to why Fortive has determined that pro forma financial information giving effect to the Transactions would be immaterial to a Fortive stockholder’s decision whether or not to tender into the Exchange Offer. In addition, given the representation that “[f]inancial information for Fortive is incorporated by reference [from] Fortive’s filings with the SEC,” please confirm that: (1) the Schedule TO, when filed, will incorporate by reference directly from Fortive’s periodic reports, as distinguished from the associated Form S-4/S-1, in order to satisfy the disclosure required by Item 1010(a) of Regulation M-A; and (2) notwithstanding the decision to disclose the ratio of earning to fixed charges, all of the remaining disclosures required by Item 1010(c) also will be disclosed (to the extent not already appearing in a summary presentation within the Form S-4/S-1) and distributed to shareholders in light of the apparent decision to incorporate by reference the financial information required by Item 1010(a). Refer to Instruction 6 of Item 10 to Schedule TO and interpretation I.H.7 in the July 2001 Interim Supplement to our Publicly Available Telephone Interpretations accessible here: https://www.sec.gov/interps/telephone/phonesupplement3.htm.

Response: In response to the Staff’s comment, the Company respectfully submits that Fortive has determined that pro forma financial information giving effect to the Transactions would be immaterial to a Fortive stockholder’s decision whether or not to tender into the Exchange Offer for the reasons described below. Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer . . . may influence a determination as to whether [pro forma] financial statements are material, and thus required to be disclosed.” Taking into account all of the “facts and circumstances” of the Exchange Offer, Fortive has concluded that its pro forma financial information giving effect to the Transactions would be immaterial to a Fortive stockholder’s decision whether or not to tender into the Exchange Offer.

In deciding whether to tender into the Exchange Offer, a Fortive stockholder would be expected to consider Fortive’s future operations and prospects relative to Altra’s future operations and prospects. While the Transactions are an important progression of Fortive’s portfolio strategy, Fortive has determined that, in light of the acquisitions completed during the last twelve-month period as well as the pending acquisitions that have recently been announced for which no standalone or pro forma financial information would be available, pro forma financial statements of Fortive giving effect to only the Transactions would not be a meaningful disclosure of Fortive’s future operations and prospects. For example, Fortive has completed two strategic acquisitions in the second half of 2017 (i.e., acquisitions of all the outstanding shares of common stock of Industrial Scientific Corporation and all the outstanding shares of common stock of Landauer, Inc.). In addition, during the last two months, Fortive has announced that it has entered into a

Ms. Kate McHale

July 20, 2018

binding offer to acquire Johnson & Johnson’s sterilization solutions business and a definitive agreement to acquire Gordian from Warburg Pincus, which two pending acquisitions have a total purchase price in excess of the consideration Fortive and its stockholders will receive in the Transactions. As a result, providing pro forma financial information giving effect to only the Transactions would not provide a meaningful picture of what an investment in Fortive would represent going forward following the Exchange Offer.

Furthermore, as publicly disclosed by Fortive and as discussed on page 150 of the prospectus, Fortive’s portfolio strategy has been focused in recent years on increasing its growth rate and recurring revenue streams and reducing the cyclicality of its businesses. Because the A&S Business is not aligned with such portfolio strategy, Fortive has evaluated opportunities to dispose of the A&S Business and ultimately entered into the Transactions. As a result, given that the divestiture of the A&S Business is entirely consistent with Fortive’s publicly disclosed portfolio strategy, the A&S Business has not been a material aspect of the Company’s long-term future operations and prospects. Consequently, Fortive believes that disclosing the pro forma impact on Fortive of the A&S Business divestiture would not be material to a Fortive stockholder’s decision whether to tender into the Exchange Offer.

In addition, in line with Fortive’s portfolio strategy described above, Fortive has not deployed any capital to inorganic growth of the A&S Business in recent years (including periods prior to Fortive’s separation from Danaher), but has made a number of acquisitions to support the growth of Fortive’s other business platforms. Indeed, the book value of the A&S Business only accounted for approximately 6% of the total assets of Fortive as of December 31, 2017. Given that the A&S Business has not historically been viewed as in alignment with Fortive’s long-term portfolio strategy or a material driver of Fortive’s future growth, a pro forma presentation of the impact of the disposition of the A&S Business on Fortive would not be material.

Based on the above, the Company respectfully submits that Fortive’s pro forma financial information giving effect to the Transactions would not be material to a Fortive stockholder’s decision whether or not to tender into the Exchange Offer, and accordingly does not believe that presentation of such information is required to be included in the prospectus.

In accordance with Instruction 6 of Item 10 to Schedule TO and interpretation I.H.7 in the July 2001 Interim Supplement to the Staff’s Publicly Available Telephone Interpretations, the Company confirms that: (1) the Schedule TO, when filed, will incorporate by reference directly from Fortive’s periodic reports in order to satisfy the disclosure required by Item 1010(a) of Regulation M-A; and (2) all of the remaining disclosures required by Item 1010(c) have been included on page 48 of the prospectus and will be distributed to shareholders.

Ms. Kate McHale

July 20, 2018

Unaudited Combined Pro Forma Information of Altra and the A&S Business, page 119

6.	We have read your response to prior comment 14. Please further expand your disclosure to discuss the approach, methodology, and assumptions used in estimating the fair value of A&S Business’s intangible assets.

Response: In response to the Staff’s comment, the requested explanation has been added to page 125, Note (D) of the prospectus.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886.

Sincerely,

/s/ Thomas W. Greenberg

Thomas W. Greenberg

cc:	Tracie Mariner

Jeanne Booker

Amanda Ravitz

Daniel Kim

Glenn E. Deegan

Thomas E. Dunn